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14049333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/13___ AND ENDING ___12/31/13___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Atrium Way, Suite 520
                              (No. and Street)

Mt. Laurel   New Jersey   08054
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey deKrafft   (856) 751-1331
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
            (Name – *if individual, state last, first, middle name*)

101 West Avenue   Jenkintown   PA   19046
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Harvey deKrafft_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sturdivant & Co., Inc._____, as of __December 31_____, 20 _13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STURDIVANT & CO., INC.

Contents



EisnerAmper LLP
101 West Avenue
P.O. Box 458
Jenkintown, PA 19046-0458
T 215.881.8800
F 215.881.8801

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Sturdivant & Co., Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sturdivant & Co., Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sturdivant & Co., Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

Jenkintown, Pennsylvania
February 24, 2014

New York | New Jersey | Pennsylvania | California | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

STURDIVANT & CO., INC.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	104,543
Clearing deposit		150,975
Receivables from clearing broker		116,944
Prepaid expenses and other assets		38,254
Loans receivable from parent company		223,640
Property and equipment, net of accumulated depreciation		11,671
	$	646,027

LIABILITIES

Notes payable	$	74,800
Accounts payable and accrued expenses		78,759
Total liabilities		153,559

Commitments and contingencies

STOCKHOLDER'S EQUITY

Common stock, no par value:		
Authorized	1,000 shares	
Issued	594.22 shares	
Outstanding	535 shares	99,361
Additional paid-in capital		2,770,877
Deficit		(727,770)
		2,142,468
Less treasury stock, at cost	59.36 shares	(1,650,000)
Total stockholder's equity		492,468
	$	646,027

See notes to financial statement

STURDIVANT & CO., INC.

Notes to Financial Statement
December 31, 2013

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Sturdivant & Co., Inc. (the "Company") is a registered broker/dealer clearing all of its customer transactions through correspondent brokers on a fully disclosed basis. In addition, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. The Company has offices located in Mt. Laurel, New Jersey and Chicago, Illinois.

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). Two of the officers of the Company are the sole members of S&D.

[2] Basis of presentation:

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[3] Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of ninety days or less when purchased.

[4] Receivables:

Receivables from clearing broker represent the net commissions receivable earned as an introducing broker for the Company's customers' transactions. As of December 31, 2013, this receivable is due from one clearing broker.

[5] Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Straight-line method
Computer equipment	5 years	Straight-line method

[6] Revenue recognition:

Commissions and clearing expenses are recorded on a trade-date basis as securities transactions occur. Municipal underwriting and research fees are recorded as earned based on contractual arrangements.

[7] Use of estimates:

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

STURDIVANT & CO., INC.

Notes to Financial Statement
December 31, 2013

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Income taxes:

The Company is a corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

U.S. GAAP requires companies to account for income taxes by prescribing a minimum probability threshold that an uncertain tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management believes that there are no uncertain tax positions. The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision. There was no income tax related interest and penalties recorded for the year ended December 31, 2013.

The income tax returns of the Company for the years ended December 31, 2010, 2011, 2012 and 2013 (when filed) are or will be subject to examination by the Internal Revenue Service and various other taxing authorities, generally for three years after such returns are filed.

[9] Treasury stock:

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2013 is as follows:

Furniture and fixtures	$ 212,808
Computer equipment	81,221
	294,029
Less accumulated depreciation	282,358
	$ 11,671

STURDIVANT & CO., INC.

Notes to Financial Statement
December 31, 2013

NOTE C - NOTES PAYABLE

The Company entered into a modified loan agreement with its bank during 2011 that converted an existing $350,000 line-of-credit into a term loan. The line-of-credit had a balance of $105,000 when it was converted to a term note. Effective March 2011, payments of $886 were due monthly and include interest at 6.0%. A final balloon payment of all unpaid principal and accrued and unpaid interest was made in February 2013. As of December 31, 2013, the outstanding balance on this note payable is $-0-.

The Company also entered into a modified loan agreement with its bank during 2011 that converted an existing $250,000 line-of-credit into a term loan. The line-of-credit had a balance of $105,000 when it was converted to a term note. Effective March 2011, payments of $866 were due monthly and included interest at 6.0%. In February 2013, the term loan was amended to increase the interest rate to 7.0% and to provide for repayment in monthly payments of $2,991 commencing on March 15, 2013. Borrowings outstanding on this note payable were $74,800 as of December 31, 2013. The bank has a security interest in all of the Company's deposit accounts and investment property with the bank. The note is guaranteed by S&D and its members.

Scheduled future maturities of the notes payable are as follows:

Year Ending December 31	
2014	$ 31,862
2015	34,166
2016	8,772
	$ 74,800

NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company has clearance agreements with two clearing brokers. Pursuant to the agreement with one of the brokers, the Company is required to maintain minimum net capital of $100,000. The Company has a clearing deposit of $150,975 with this broker as of December 31, 2013 pursuant to the agreement.

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2013, there were no open underwriting commitments.

The Company's operations are headquartered in Mt. Laurel, New Jersey. The Company has a shared space and services agreement with its parent company, S&D. This agreement expires on December 31, 2015 and has two one-year renewal options.

The Company maintains an office in Chicago, Illinois and has entered into a lease agreement for that space. This agreement expires on February 28, 2015.

STURDIVANT & CO., INC.

Notes to Financial Statement
December 31, 2013

NOTE D - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Scheduled future minimum lease payments as of December 31, 2013 are as follows:

Year Ending December 31	Related Party	Unrelated Party	Total
2014	$ 62,446	$ 8,320	$ 70,766
2015	62,446	1,394	63,840
	$ 124,892	$ 9,714	$ 134,606

NOTE E - PROFIT-SHARING PLAN

Employees of the Company may participate in a profit-sharing plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $218,903, which was $118,903 in excess of its required net capital. The Company's net capital ratio was 0.70 to 1 as of December 31, 2013.

NOTE G - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

At times, the Company may maintain a cash balance with a bank in excess of the FDIC insurance limit.

NOTE H - RELATED PARTY TRANSACTIONS

The total amount receivable from S&D as of December 31, 2013 is $223,640. Effective December 2013, S&D executed a promissory note with the Company to repay the amount owed in monthly installments of $500 of principal and interest, with the remaining balance due in a balloon payment on September 1, 2023. The note receivable accrues interest of 1% per year and is personally guaranteed by the members of S&D.

STURDIVANT & CO., INC.

Notes to Financial Statement
December 31, 2013

NOTE I - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due, if any, plus deferred income taxes which include the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Accounting principles generally accepted in the United States of America allow the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

The Company incurred a net operating loss during 2011 for federal and state income tax purposes, for which management filed amended returns to carry back the net operating loss to prior years, resulting in a $17,929 federal income tax refund which has not yet been collected and is included on the December 31, 2013 statement of financial condition as a tax refund receivable. As of December 31, 2013, the Company has approximately $585,000 of federal net operating losses and approximately $690,000 of state net operating losses available for carryforward to future years. The carryforwards begin to expire on December 31, 2031.

A deferred tax asset of $122,864 as of December 31, 2013 has been recorded to include the tax effect of the federal and state net operating loss carryforwards for tax and financial accounting purposes. A valuation allowance of $122,864 has also been recorded in connection with this asset as the Company is uncertain as to the realization of any of the tax asset.

Deferred tax assets consist of the following components as of December 31, 2013:

Net operating loss carryforwards	$ 122,864
Valuation allowance	(122,864)
Net deferred tax asset	$ -



STURDIVANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PUBLIC DOCUMENT